UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  2)*

WENDY’S INTERNATIONAL, INC.

(Name of Issuer)

Common Shares, $0.10 stated value

(Title of Class of Securities)

950590109

(CUSIP Number)

William A. Ackman

Pershing Square Capital Management, L.P.

110 East 42nd Street, 18th Floor

New York, NY 10017

(212) 813-3700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPY TO:

Stephen Fraidin

Kirkland & Ellis LLP

153 East 53rd Street

New York, New York 10022

(212) 446-4800

July 11, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 950590109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William A. Ackman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 11,379,000 (See Item 5)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 11,379,000 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,379,000 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Pershing Square GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 4,167,804 (See Item 5)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 4,167,804 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,167,804 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.6%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Pershing Square, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 4,029,798 (See Item 5)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 4,029,798 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,029,798 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 3.5%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Pershing Square II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 138,006 (See Item 5)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 138,006 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 138,006 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Pershing Square Investment II GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 3,862,315 (See Item 5)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 3,862,315 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,862,315 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.4%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Pershing Square Investment II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 3,862,315 (See Item 5)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 3,862,315 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,862,315 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.4%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PS Management GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 3,348,881 (See Item 5)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 3,348,881 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,348,881 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.9%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Pershing Square Capital Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 3,348,881 (See Item 5)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 3,348,881 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,348,881 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.9%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Pershing Square International, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 3,348,881 (See Item 5)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 3,348,881 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,348,881 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.9%

14.	Type of Reporting Person (See Instructions) PN

Item 2.	Identity and Background
Item 2 is hereby amended and restated as follows:

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends certain information contained in Schedule 13D dated April 26, 2005 as amended by Amendment No. 1 to Schedule 13D dated June 9, 2005 and is being filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934 as amended (the “Exchange Act”) (collectively, the “Reporting Persons”): (1) Pershing Square GP, LLC, a Delaware limited liability company (“Pershing GP”), (2) Pershing Square, L.P., a Delaware limited partnership (“Pershing I”), (3) Pershing Square II, L.P., a Delaware limited partnership (“Pershing II”), (4) Pershing Square Investment II, L.P., a Delaware limited partnership (“Investment Fund”) (5) Pershing Square Investment II GP, LLC, a Delaware limited liability company (“Investment Fund GP”), (6) Pershing Square Capital Management, L.P., a Delaware limited partnership (“International Manager”), (7) PS Management GP, LLC, a Delaware limited liability company (“International GP”), (8) Pershing Square International, Ltd., a limited partnership organized under the laws of the Cayman Islands (“International”), and (9) William A. Ackman, an individual.  The address of each of the Reporting Persons is: c/o Pershing Square Capital Management, L.P., 110 East 42nd Street, 18th Floor, New York, NY 10017.

Pershing I, Pershing II, Investment Fund and International are principally engaged in making investments in publicly held companies.

Pershing GP is principally engaged in the business of serving as the general partner of Pershing I and Pershing II.  Investment Fund GP is principally engaged in the business of serving as the general partner of the Investment Fund.  International GP is principally engaged in the business of serving as the general partner of International Manager.  International Manager is principally engaged in the business of acting as the investment manager of International.

William A. Ackman is the managing member of Pershing GP, Investment Fund GP, and International GP.

None of the Reporting Persons, nor any of their officers or managing directors, have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the past five years.

None of the Reporting Persons, nor any of their officers or managing directors, have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the past five years which has resulted in subjection to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction
Item 4 is hereby amended as follows:

On July 11, 2005 Mr. William A. Ackman sent a letter on behalf of the Reporting Persons to Mr. John T. Schuessler, Chairman, CEO and President of the Issuer.  In the letter, the Mr. Ackman requested a meeting with the management of the Issuer to discuss Pershing Square’s proposal that the Issuer spin off its ownership stake in Tim Hortons, refranchise the substantial majority of its company-owned restaurants, repurchase stock and refrain from making any additional acquisitions.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1 -  Schedule 13D/A Joint Filing Agreement, dated July 11, 2005 by and among Pershing I, Pershing II, Investment Fund, International, Investment Fund GP, International Manager and International Manager GP and William A. Ackman.

Exhibit 2 - Letter dated July 11, 2005 from Mr. William A. Ackman to Mr. John T. Schuessler, Chairman and CEO of the Issuer, on behalf of the Reporting Persons.

Signatures

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 11, 2005
WILLIAM A. ACKMAN

/s/ William A. Ackman
Name: William A. Ackman

PERSHING SQUARE GP, LLC

	By:	/s/ William A. Ackman
Name: William A. Ackman
Its: Managing Member

PERSHING SQUARE, L.P.

By: Pershing Square GP, LLC
Its: General Partner

	By:	/s/ William A. Ackman
Name: William A. Ackman
Its: Managing Member

PERSHING SQUARE II, L.P.

By: Pershing Square GP, LLC
Its: General Partner

	By:	/s/ William A. Ackman
Name: William A. Ackman
Its: Managing Member

PERSHING SQUARE INVESTMENT II GP, LLC

	By:	/s/ William A. Ackman
Name: William A. Ackman
Its: Managing Member

PERSHING SQUARE INVESTMENT II, L.P.

By: Pershing Square Investment II GP, LLC
Its: General Partner

By:	/s/ William A. Ackman
Name: William A. Ackman
Its: Managing Member

PS MANAGEMENT GP, LLC

By:	/s/ William A. Ackman
Name: William A. Ackman
Its: Managing Member

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

By: PS Management GP, LLC
Its: General Partner

By:	/s/ William A. Ackman
Name: William A. Ackman
Its: Managing Member

PERSHING SQUARE INTERNATIONAL, LTD.

By: Pershing Square Capital Management, L.P.
Its: Investment Manager

By: PS Management GP, LLC
Its: General Partner

By:	/s/ William A. Ackman
Name: William A. Ackman
Its: Managing Member